Exhibit 23 (b) (vi) under Form N-1A
                                           Exhibit 3(ii) under Item 601/Reg. S-K

                             Federated Income Trust

                                  Amendment #7
                                 to the By-Laws

                            (effective May 12, 1998)



     Section 3. Place of Meeting. Meetings of the shareholders of the Trust or a particular Series or Class shall be held at such place within or without The Commonwealth of Massachusetts as may be fixed from time to time by resolution of the Trustees.



     Section 6. Place of Meeting. Meetings of the Trustees shall be held at such place within or without The Commonwealth of Massachusetts as fixed from time to time by resolution of the Trustees, or as the person or persons requesting said meeting to be called may designate, but any meeting may adjourn to any other place.